UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 21, 2026, RedCloud Holdings plc (the “Company”) entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) providing for the sale and issuance by the Company of shares of its ordinary shares, par value £0.002 per share (the “Ordinary Shares”) from time to time, through or to Wainwright as the Company’s sales agent or principal in an “at the market offering” program and as set forth in the Sales Agreement (the “Offering”).

The Company filed a prospectus supplement, dated July 21, 2026, including an accompanying base prospectus, dated June 24, 2026, contained therein (the “ATM Prospectus Supplement”), which together form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-296836), initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2026, and declared effective by the SEC on June 24, 2026 (the “Registration Statement”) in connection with the offer and sale of Ordinary Shares pursuant to the Sales Agreement. The aggregate market value of the Ordinary Shares eligible for sale under the ATM Prospectus Supplement is currently $6,700,000.

Pursuant to the Sales Agreement, Wainwright has agreed to use its commercially reasonable efforts, consistent with applicable state and federal law, rules and regulations, and the rules of the Nasdaq Capital Market (“Nasdaq”), to sell the Ordinary Shares from time to time. The Company will designate the parameters for the sale of Ordinary Shares, including the number of shares to be issued, the time period during which sales are requested to be made, limitations on the number of shares that may be sold on any trading day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Wainwright may sell the shares by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including without limitation, sales made directly on Nasdaq or on any other existing trading market for the Ordinary Shares or to or through a market maker. In addition, with the Company’s prior written approval, Wainwright may also sell shares in privately negotiated transactions or block transactions. The gross sales price of the Ordinary Shares sold by Wainwright under the Sales Agreement as sales agent shall be the market price for the Ordinary Shares on Nasdaq at the time of sale.

The Company has no obligation to sell any Ordinary Shares under the Sales Agreement and the Company or Wainwright may at any time suspend offers under the Sales Agreement, pursuant to the terms therein. Wainwright is not obligated to purchase any Ordinary Shares on a principal basis pursuant to the Sales Agreement, except as otherwise specifically agreed by Wainwright and the Company in a separate agreement. No assurance can be given that the Company will sell any Ordinary Shares under the Sales Agreement, or if such sales occur, no assurance can be given as to the price or number of shares that will be sold, or the dates on which any such sales will take place.

Pursuant to the terms of the Sales Agreement, the Company will pay Wainwright a sales commission equal to 3.0% of the gross sales price of the Ordinary Shares sold by Wainwright pursuant to the Sales Agreement. The Company has agreed to provide Wainwright and certain affiliates of Wainwright with customary indemnification and contribution rights, including for liabilities under the Securities Act. The Company also will reimburse Wainwright up to $50,000 for reasonable fees and expenses incurred by its legal counsel in connection with entering into the transactions contemplated by the Sales Agreement (excluding any periodic due diligence fees) and up to $5,000 per due diligence session update, plus any incidental expense incurred by Wainwright in connection therewith.

The Sales Agreement contains customary representations and warranties and conditions for the placements of Ordinary Shares pursuant thereto.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Current Report on Form 6-K and incorporated herein by reference. A copy of the legal opinion of Winston Taylor International LLP regarding the legality of the Ordinary Shares that may be issued pursuant to the Sales Agreement is attached to this Current Report on Form 6-K as Exhibit 5.1.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On July 20, 2026, Raju Datla, the Chief Financial Officer of the Company, provided written notice of his resignation as Chief Financial Officer, effective July 31, 2026, to allow for an orderly handover of his responsibilities. Mr. Datla’s resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, including any matters concerning accounting, financial reporting or internal controls. Mr. Datla will support the transition of the finance function through his departure date.

The Company’s treasury and finance operations will continue under its existing finance leadership, while the company is conducting a search for a Chief Financial Officer.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-296836) and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	At the Market Offering Agreement, dated as of July 21, 2026, by and between the Company and H.C. Wainwright & Co., LLC
5.1	Opinion of Winston Taylor International LLP
10.2	Consent of Winston Taylor International LLP (contained in Exhibit 5.1)
99.1	Articles of Association of RedCloud Holdings plc, adopted February 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: July 22, 2026